

10031405

BB 6/9

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/09** (MM/DD/YY) AND ENDING **03/31/10** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **MACQUARIE CAPITAL (USA) INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 W. 55th Street
(No. and Street)

New York (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Papatsos **212-231-1570**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/10

OATH OR AFFIRMATION

I, **John Papatsos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Macquarie Capital (USA) Inc.**, as of **March 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any party, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ABIGAIL A. BECKWITH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BE6216060
Qualified in New York County
My Commission Expires January 11, 2014

[signature]
Signature

CFO
Title

Abigail A. Beckwith
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital (USA) Inc.

Statement of Financial Condition
March 31, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
pwc.com

Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. (the "Company") at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



June 1, 2010

MACQUARIE CAPITAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS	
Cash and cash equivalents	$ 188,916,838
Cash segregated under federal regulations	10,000,000
Receivable from brokers, dealers and clearing organizations	102,966,390
Receivable from customers	76,400,281
Securities owned, at fair value (cost of $1,713,512)	1,615,760
Securities borrowed	874,673,980
Fees receivable (net of allowance for doubtful accounts of $86,777)	7,925,090
Receivable from affiliates	93,151,053
Goodwill	79,470,505
Intangible assets	12,412,463
Dividends and interest receivable	5,705,028
Other assets	11,337,124
TOTAL ASSETS	$1,464,574,512
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 89,731,341
Payable to customers	63,618,633
Securities loaned	868,431,624
Payable to parent and affiliates	79,818,721
Dividends and interest payable	5,628,850
Accrued expenses and other liabilities	21,961,496
Securities sold, not yet purchased	55,033
Total Liabilities	1,129,245,698
Commitments and contingencies (Note 12)	
Stockholder's Equity	
Common Stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issues and outstanding	1,564
Additional paid-in capital	447,122,327
Accumulated deficit	(111,795,077)
Total Stockholder's Equity	335,328,814
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$1,464,574,512

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation that is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian, Asian, U.S. equity and fixed income securities, global depository receipts, emerging market bonds and credit related trading. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company also has a securities borrowing and lending business focused primarily with and on behalf of Macquarie Bank Limited ("MBL") and to a lesser extent with external counterparties. The Company provides arranging and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

Acquisitions

On September 1, 2009, the Parent acquired 100% of Tristone Holdings USA, Inc. ("Tristone"), a leading energy advisory firm headquartered in Calgary. The Parent contributed capital to the Company of $18,905,303 for the net assets acquired in exchange for a direct equity interest. The acquisition will substantially enhance MGL's energy offering by integrating Tristone's energy advisory and capital markets capabilities within MGL's global resources activities. The acquisition will create an integrated energy platform offering advisory, capital markets, research and trading expertise.

On December 1, 2009, the Parent acquired 100% of Fox-Pitt Kelton Cochran Caronia Waller ("FPK"), a global financial institutions advisory and securities franchise headquartered in New York. The Parent contributed capital to the Company of $82,783,050 for the net assets acquired in exchange for a direct equity interest. The acquisition adds a core financial institutions specialty to Macquarie's advisory and capital markets business. FPK is a top-ranked financial institutions group corporate advisor and underwriter of equity securities and offers mergers and acquisitions, equity capital markets, sales, trading, and research services for banks, insurance companies and other financial services companies.

New Business

The Company launched a Credit Trading Business in August 2009. Credit trading facilitates client transactions with institutional investors and takes proprietary positions through market making in trading of and investing in corporate bonds, syndicated bank loans, and asset backed securities. The Company transacts with affiliated companies and external third parties. The products traded are predominantly based on U.S. issuers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. Substantially all the Company's cash and cash equivalents were held at two major U.S. commercial banks.

Securities Borrowing and Lending – The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Interest on such transactions is recorded on an accrual basis.

Income Taxes – The Company is included in the consolidated federal and where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets are presented in the statement of financial condition.

The Company has adopted amended accounting principles related to the accounting for uncertainty in income taxes as of April 1, 2008. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction. Gains or losses resulting from foreign currency transactions are included in net income.

Share Based Compensation – The Company participates in the share-based compensation plan of MGL. In the current year, MGL established a new equity plan, MEREP. The Company recognizes an expense and equity reserve for its shares granted to employees. The shares are measured at the grant dates based on their fair value. The cost will be recognized over the vesting period. Under the MGL plan, the awards are issued by the Parent with the costs pushed down to the Company.

Business Combinations – On January 1, 2009, the Company adopted new guidance that related to the accounting for business combinations. The new guidance requires that upon initially obtaining control, the acquiring entity in a business combination must recognize 100% of the fair value of the acquired assets, including goodwill and assumed liabilities, with only limited exceptions even if the acquirer has not acquired 100% of its target. Contingent consideration arrangements are now fair valued at the acquisition date and included on that basis in the purchase price consideration. The recognition of contingent consideration at a later date when the amount of that consideration is determinable beyond a reasonable doubt will no longer be applicable. All integration costs are expensed as incurred. On April 1, 2009, the Company adopted new guidance for accounting for assets acquired and liabilities assumed in business combinations that arise from contingencies which is effective January 1, 2009, and amends the prior accounting guidance to require that assets acquired and liabilities assumed in business combinations that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If the acquisition date fair value of an asset acquired or a liability assumed that arises from a contingency cannot be determined, the asset or liability would be recognized in accordance with GAAP for contingencies. If the fair value is not determinable and the criteria established by GAAP are not met, no asset or liability would be recognized.

The Company's policy for post-acquisition restructuring within a group of related entities is to record the transfer of assets at fair value with value allocated to both tangible and intangible assets. The contingent consideration transferred in exchange for the acquirees is recorded with affiliates and is not pushed down to the Company. The accounting treatment for such contingent consideration recorded in affiliates is to increase either equity or liabilities and to increase goodwill at the acquisition date.

Goodwill and other intangible assets – Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment, at least annually, or more frequently if events and circumstances indicate that the intangible asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Intangible assets with estimable useful lives are to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the assets to estimated undiscounted future cash flows expected to be generated by the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the estimated fair value, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Fair Value Measurements – The Company is required to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Company's cash instruments are generally classified within level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include listed equity securities. Such instruments are generally classified within level 1 of the fair value hierarchy.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include listed equity securities. Such instruments are generally classified within level 2.

In 2010, the Company did not hold cash instruments or derivative financial instruments that trade infrequently and therefore have little or no price transparency, and that should be classified

within level 3 of the fair value hierarchy.

The following table summarizes securities owned, at fair value, within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ 981,310	$ 634,450	-	$ 1,615,760
Short securities, at fair value	$ 55,033	-	-	$ 55,033

Recently adopted accounting guidance

FASB Accounting Standards Codification – In July 2009, the FASB launched Accounting Standards Codification (the Codification) as the single source of generally accepted accounting principles (GAAP). While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The adoption of the Codification for fiscal year 2010 did not have effect on the Company's statement of financial condition.

Transfers of Financial Assets and Interests in Variable Interest Entities – In June 2009, the FASB issued accounting guidance which changes the way entities account for securitizations and special purpose entities. The accounting guidance amends the accounting for transfers of financial assets and requires additional disclosures about transfers of financial assets, including securitization transactions, and where entities have continuous exposure to the risks related to transfer financial assets. It eliminates the concept of a Qualifying Special Purpose Entity ("QSPE") and changes the requirements for derecognizing financial assets. The accounting guidance also amends the accounting for consolidation and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. The adoption of this accounting guidance on January 1, 2010 did not have a material impact on the Company's statement of financial condition.

Subsequent Events – In May 2009, the FASB issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2010, consist of the following:

	Receivable	Payable
Securities failed to deliver / receive	$ 79,869,479	$ 89,731,341
Receivable from clearing organizations	23,096,911	0
	$ 102,966,390	$ 89,731,341

5. RECEIVABLE AND PAYABLE TO CUSTOMERS

The Company's affiliates effect transactions in securities with or for U.S. investors through the Company. To allow these affiliates exemption from the Securities Exchange Act of 1934 (the "Act"), the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables and payables to customers for transactions past settlement date that were introduced to these affiliates.

6. SECURITIES OWNED

Securities owned consist of U.S. and foreign equities and debt securities totaling $1,615,760. Securities sold but not yet purchased consist of U.S. equities totaling $55,033.

7. GOODWILL AND OTHER INTANGIBLES

As a result of the acquisitions of Tristone and FPK, the Company acquired goodwill and other identifiable intangibles. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is not amortized, but is subject to evaluation for impairment at least annually. Other intangibles are considered to have finite lives and are amortized over their estimated useful lives and may also be subject to impairment. The useful life of Customer Relationships is five years, Open Advisory Engagements is sixteen months and Trade Name is eleven years. An impairment loss is recognized in the statement of operations through a charge to other expenses if the estimated fair value of goodwill and other intangibles is less than the carrying value. There has been no triggering event for goodwill impairment assessment since the acquisitions.

On September 1, 2009, the Parent transferred the net assets of Tristone to the Company as a non-cash capital contribution in the amount of $18,905,303. On December 1, 2009, the Parent

transferred the net assets of FPK to the Company as a non-cash capital contribution in the amount of $82,783,050. The composition of net assets acquired for each acquisition is as follows:

	Tristone	FPK
Cash	$ 4,912,202	$ 2,829,870
Receivable from clearing organizations	0	16,799,173
Fees receivable	319,952	10,220,814
Other assets	314,845	2,202,266
Goodwill and other intangible assets	17,805,379	75,423,747
Other liabilities	(4,447,075)	(24,692,820)
Net assets	$ 18,905,303	$ 82,783,050

The following table sets forth the gross carrying amount, accumulated amortization and net carrying of the firm's goodwill and identifiable intangible assets related to the acquisitions:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	$ 79,470,505	$ -	$ 79,470,505
Customer Relationship	12,721,228	1,322,982	11,398,246
Trade Name	1,037,393	23,176	1,014,217
Net carrying amount	$ 93,229,126	$ 1,346,158	$ 91,882,968

8. BONUS RETENTION

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For non-Executive Directors of the Company the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested among others in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

The vested portion of employee service fee expense for the year ended March 31, 2010 was $6,942,047. For the year, $2,639,349 of bonus was deferred. Amounts deferred and subject to vesting at March 31, 2010 will be recorded as employee service fee expense as follows:

Year ended March 31,	
2011	$ 4,993,064
2012	3,218,514
2013	2,456,896
2014	2,163,635
2015	1,943,689
2016 and thereafter	4,013,971
	$ 18,789,769

9. EMPLOYEE BENEFIT PLANS

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to specific limits. In general, the Company will match 50% of the first 5% of the employee's pre-tax contributions. The maximum employer match is $5,000. A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

10. EMPLOYEE SHARE COMPENSATION

Macquarie Group Employee Retained Equity Plan

In December 2009 MGL shareholders approved the implementation of the Macquarie Group Employee Retained Equity Plan (MEREP) in conjunction with new remuneration arrangements. These new arrangements included a decrease in the portion of the staff profit share paid in cash and an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration and cessation of new option grants under the Macquarie Group Employee Share Option Plan. Participation in the MEREP is currently provided to Associate Directors and above.

The MEREP has been established with a flexible plan structure that offers different types of equity grants. In most cases the equity grants are in the form of units comprising a beneficial interest in Macquarie shares held in trust for the staff member; the Restricted Share Unit or "RSU". The participant in the RSU is entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. RSU's are the primary form of award under the MEREP. The Deferred Share Unit ("DSU") is a right to receive either a share held in the Trust or newly issued share for no cash payment, subject to vesting and forfeiture provisions. The DSU participant has no right or interest in any share until the DSU is exercised. Performance Share Units ("PSU") are structured like DSU's or RSU's with performance hurdles that must be met before the underlying share or cash equivalent will be delivered. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff and for awards to staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian

Securities Exchange) and will be issued to the MEREP Trustee at the closing price of MQG shares on the day before the awards are issued.

Under the new remuneration arrangements, Executive Directors were given the choice of leaving their pre-2009 retained profit share in the Pre-2009 Director Profit Share ("DPS") Plan, or move some or all of these amounts into the new arrangements (Transitional Awards). For Retained Profit Share Awards representing 2009 retention, Transition Awards and Retained DPS Awards relating to 2009 retained DPS, the conversion price was publicly announced by Macquarie on May 1, 2009 to be the volume weighted average price from May 4, 2009 up to and including the date of the 2009 Annual Group Meeting which was held on July 29, 2009. That price was calculated to be AUD $36.36 (USD $33.36). Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD $46.35 (USD $42.52). Vesting for both Retained DPS Awards and Transitional Awards are five years and Retained Profit Share Awards vest after three years.

For the year ended March 31, 2010, the MEREP amortization costs charged for the period is treated as additional paid in capital. Unrecognized non-vested costs as of March 31, 2010 were $48,187,821. Amounts deferred and subject to vesting at March 31, 2010 will be recorded as employee service fee expense as follows:

Year ended March 31,	
2011	$ 18,919,389
2012	13,077,423
2013	8,564,140
2014	4,668,610
2015	1,927,466
2016 and thereafter	1,030,793
	$ 48,187,821

Macquarie Group Employee Share Option Plan

Prior to the Group Restructure, MBL operated an Employee Option Plan whereby options over MBL shares were granted to employees. This plan ceased on Restructure date and options on MBL shares were exchanged for options on MGL shares. MGL has suspended new offers in the Macquarie Group Employee Share Option Plan ("MGESOP") under the new remuneration arrangements which were the subject of shareholder approvals obtained at a General Meeting of MGL in December 2009. The last Grant of Options under the MGESOP was on December 8, 2009.

At March 31, 2010 there were no employees of the Company who were participants in the MGESOP. The options were measured at their grant dates based on their fair value and the number expected to vest. This amount is recognized as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution. For the year ended March 31, 2010, a compensation credit to the MGESOP totaled $57,532, which relates to terminated options under the MBL plan.

The fair value of each option is estimated on the date of grant using a standard option pricing technology based on the Black Scholes theory. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 5.35% (weighted average);
- expected life of options: four years;
- volatility of share price: 44%; and
- dividend yield: 3.47% per annum.

The options were issued for no consideration and were granted at prevailing market prices. The exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

Options granted vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on July 1 two, three and four years after the allocation of the options. Subject to the staff trading rules, options can be exercised after the vesting period during an options exercise period up to expiry. In individual cases, such as where an employee leaves with the Company's agreement towards the end of a vesting period, the Company's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

11. RELATED PARTY TRANSACTIONS

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2010 are comprised of the following:

Securities failed to deliver	$79,869,479
Securities borrowed	$88,477,047
Intercompany receivable	$93,517,479
Interest receivable	$164,712

Liabilities and payables to Parent and affiliated companies as of March 31, 2010 are comprised of the following:

Securities failed to receive	$89,731,341
Securities loaned	$784,048,835
Intercompany payable	$79,818,721
Interest payable	$33,932

The Company provides advisory services for investment companies managed by MGL affiliates. The Company has formal agreements with affiliates whereby the affiliates receive all commissions on the securities transactions and the Company receives a service fee from the

affiliate as consideration for exclusively utilizing the execution and settlement services. The service fee was changed from 115% of the costs incurred by the Company to a revenue sharing model. The Company conducts a match-book securities borrowing and securities lending business for which MBL is generally one of the counterparties. In cases where MBL provided cash collateral on securities loaned transactions or where the Company deposited cash with MBL on securities borrowed transactions, interest was earned or paid on the cash balances.

12. COMMITMENTS AND CONTINGENCIES

The Company clears all of its U.S. securities transactions through Pershing LLC, an affiliate of the Bank of New York Mellon, Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through a Hong Kong affiliate, Macquarie Securities Limited. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2010, the Company did not record a liability with regard to this right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the statement of financial condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At March 31, 2010, the Company had net capital of $122,022,977 which was $119,222,599 in excess of the requirement of $2,800,378.

14. INCOME TAXES

The Company is a member of a consolidated group for U.S. federal and state income tax purposes. A formal tax sharing agreement between the Company and the Parent provides for federal and state income taxes to be determined on a separate entity basis. All current balances are settled currently with the Parent.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include net operating loss carry forwards and compensation related expenses that are not currently deductible for tax purposes. Aggregate temporary differences of $103,674,127 result in a net deferred tax asset of $49,142,585. These temporary differences include net operating loss carry forwards of $72,474,874, which will begin to expire in 2029.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the federal tax consolidation rules. It outlines the allocation amongst the members of consolidated federal tax liabilities (where there is consolidated taxable income for an income year), or federal net operating losses (where there is a consolidated net operating loss for an income year).

Net Operating Loss

Members of the U.S consolidated group that contribute net operating losses are allocated a portion of the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member is due an amount equal to the loss that has been utilized to offset taxable income.

Valuation Allowance

The Company has provided for a full valuation allowance against the deferred tax asset as management has determined that it is more likely than not that all deferred tax assets will not be realized. Given the probability of the Parent's ability to utilize net operating losses, the allocation set forth in the tax sharing agreement and the ability of other members of the U.S. consolidated group to make use of the Company's deferred tax asset created by the net operating losses (as set forth in the Internal Revenue Code and applicable regulations), the Company's allocation of the deferred tax asset should not be recognized on its stand-alone financial statements for the year ended March 31, 2010.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2008, the Company adopted the provisions for uncertain tax positions, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2010. Interest expenses related

to unrecognized tax benefits are included in income tax expense. Penalties, if any, are recognized as a component of general and administrative expenses.

There are no significant changes to the uncertain tax positions for the year ended March 31, 2010. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

15. SUBSEQUENT EVENTS

The Company has adopted new advisory guidance relating to subsequent events in 2009 and evaluated subsequent events from April 1, 2010 through June 1, 2010, the date of issuance of these financial statements. The Company did not have any significant subsequent events to report.

* * * * * *

BP 6/9 A

SECURITIES AND EXCHANGE COMMISSION



10028795

SEC Mail Processing Section

JUN 01 2010

Washington, DC 110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krueger Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 Main Street
(No. and Street)

Keokuk	Iowa	52632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Krueger (319) 524-1240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/10